HART & HART, LLC

ATTORNEYS AT LAW

1624 Washington Street

Denver, CO  80203

________	harttrinen@aol.com
(303) 839-0061	Fax: (303) 839-5414

August 5, 2025

Chris Edwards

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	CEL-SCI Corporation Registration Statement on Form S-3, Amendment No. 1 File No. 333-288515

This office represents CEL-SCI Corporation (the “Company”).  Amendment No. 1 to the Company’s Registration Statement on Form S-3 has been filed with the Commission.  The following are the Company’s responses to the comments received from the staff by letter dated July 15, 2025.

The numbers below correspond to the paragraph numbers in the staff’s comment letter. The numbers under the “Page No.” column indicated the page number of the Registration Statement where the responses to the staff’s comments can be found.

1.	Comment complied with.	Cover Page

2.	Comment complied with.	Signature Page

3.	Exhibit 5 – Legal Opinion has been added to the Exhibit Index.	Exhibit Index

If you should have any questions concerning the foregoing, please do not hesitate to contact the undersigned.

Very Truly Yours, HART & HART, LLC /s/ William T. Hart William T. Hart

Cel-Sci Resp to SEC Comments on S-3 8-4-25